05038411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
National Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane ZE7F
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Healy 617-392-0177
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 01 2005
828

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, NORMAN R. MALO and MARK HEALY, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to National Financial Services LLC and subsidiaries for the year ended December 31, 2004, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except for $65,023 of customer payables.

Signature 2/11/2005
Date

President
Title

Signature 2/11/2005
Date

Executive Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 11th day of February, 2005

Notary Public

MARY E. BALLWEG
Notary Public, State of New York
No. 43-4901173
Qualified in Richmond County
Commission Expires July 27, 2005

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

National Financial Services LLC and subsidiaries:

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 19, 2005

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
(In thousands)

ASSETS

Cash	$ 22,113
Cash and resale agreements segregated under federal regulations	6,179,543
Securities borrowed	459,433
Receivable from brokers, dealers and clearing organizations	2,070,363
Receivable from customers, net of reserve of $1,454	10,261,905
Securities owned—At fair value ($47,320 pledged as collateral)	1,217,769
Resale agreements	206,158
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $62,428	54,020
Other assets	197,011
TOTAL ASSETS	$20,668,315

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Short-term borrowings	$ 304,768
Securities loaned	803,518
Payable to brokers, dealers and clearing organizations	3,364,063
Payable to customers	13,906,117
Securities sold, but not yet purchased—At fair value	239,586
Repurchase agreements	20,014
Payable to affiliate	144,374
Accrued expenses and other liabilities	165,370
Total liabilities	18,947,810
MEMBER'S EQUITY	1,720,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$20,668,315

See notes to consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Consolidated Statement of Financial Condition includes the accounts of National Financial Services LLC ("NFS") and its wholly owned subsidiaries, Correspondent Services Corporation ("CSC") and Combined Collateral LLC (collectively referred to as the "Company"). All material intercompany transactions and balances have been eliminated.

Description of Business—NFS is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR Corp. ("FMR"). NFS is a registered broker and dealer and a member of The New York Stock Exchange, Inc. and various other national and regional exchanges. NFS' customer base includes institutional and individual investors, other brokers and dealers and domestic corporations, all of which effect transactions in a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for which it receives fees from a diverse group of correspondent brokers and dealers. NFS also trades on a proprietary basis for itself and the correspondent firms for which it clears.

CSC is also a registered broker and dealer and a member of The New York Stock Exchange, Inc.

Securities Transactions—Proprietary inventory transactions and the related principal transactions revenues are recorded on a trade date basis.

Customer Transactions—Receivable from and payable to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and clearing fees and related expenses are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Use of Estimates—Preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from five to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Collateralized Securities Transactions—Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest and are presented on a net-by-counterpatry basis, where permitted by accounting principles generally accepted in the United States of America. These agreements are generally collateralized by U.S. government and government agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This

collateral is valued daily and the Company may require counterparties to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transactions. Securities borrowed transactions require the Company to provide the counterparty with cash collateral, whereas the Company receives cash collateral in securities loaned transactions. The amount of cash collateral required to be deposited is an amount in excess of the market value of the securities borrowed or loaned. It is the Company's policy to monitor the market value of the securities on a daily basis, with additional collateral obtained or returned as necessary.

Interest related to collateralized securities transactions are recorded on an accrual basis.

Fair Value of Financial Instruments—Assets, including cash, resale agreements, securities borrowed, receivables and other assets, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments with the resulting gains or losses reflected in principal transactions revenues for the current year. Short-term borrowings, securities loaned, repurchase agreements, accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

2. CONCENTRATIONS OF CREDIT RISK

The Company provides brokerage, clearance, financing and related services to a diverse group of domestic customers, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

3. NET CAPITAL REQUIREMENTS

As a registered broker and dealer and member of The New York Stock Exchange, Inc., NFS is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). NFS has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2004, NFS had net capital of $1,468,632, which was 13.84% of aggregate debit items and exceeded its minimum requirement by $1,256,329.

As a registered broker and dealer and member of The New York Stock Exchange, Inc., CSC is also subject to the Rule. CSC has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2004, CSC had net capital of $35,237, which was 24,047.4% of aggregate debit items and exceeded its minimum requirement by $34,987.

4. INCOME TAXES

As single-member limited liability companies, NFS and Combined Collateral LLC are disregarded as entities separate from their owner and their operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no income tax expense/benefit or tax assets or liabilities except with regards to CSC. CSC accounts for income taxes in accordance with Statement of

Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned clearing fees for executing and clearing securities transactions on a fully disclosed basis for Fidelity Brokerage Services LLC ("FBS") and the Fidelity Group of mutual funds, respectively. NFS collects and distributes FBS's customer related margin interest pursuant to their clearing agreement.

The Company earned fees from affiliated companies related to mutual fund transactions and balances.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies.

Receivables and payables resulting from transactions with affiliated companies are settled directly with FMR. Payable to affiliate represents the amounts due to FMR based on the above transactions. The amounts are noninterest bearing and settle in the normal course of business.

6. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's noncontributory trusteed pension plan covering substantially all employees. The Company also participates in FMR's defined contribution profit sharing plan and retirement plans covering substantially all eligible employees.

7. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 3, 1997, the Company entered into a revolving cash subordination agreement with an affiliated company that expires on November 3, 2007. The revolving cash subordination agreement bears interest at a variable rate which is adjusted quarterly. There were no borrowings outstanding under this agreement as of December 31, 2004.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that the borrowing is required for NFS' continued compliance with minimum net capital requirements, and under terms of the agreement, it may not be repaid.

8. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions—In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at

prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the Consolidated Statement of Financial Condition.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

Guarantees—The Financial Accounting Standards Board Interpretation No 45. (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Collateral—At December 31, 2004, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $18,902,657. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities received as collateral, securities with a fair value of approximately $7,911,406 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

Leases—The Company occupies office space under noncancelable leases expiring at various dates through 2012. Future minimum rentals under these leases are $8,702, $8,644, $8,738, $9,096 and $9,096 for each of the years ending December 2005 through December 2009, respectively, and $22,741 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Anticipated Acquisition— In December 2004, the Company entered into a stock purchase agreement to purchase all of the outstanding shares of capital stock of BHC Investments, Inc. (BHC) from Fiserv Inc. for approximately $349,000 in cash payable at closing, subject to certain post-closing adjustments, plus a contingent payment of up to $15,000 to be paid after the first anniversary of the closing date based on achievement of specific revenue targets. Under the terms of the stock purchase agreement the Company was free to designate, without the need to receive consent, an affiliated entity as the purchaser. On January 31, 2005, in accordance with those provisions, the Company assigned its rights and obligations to the Parent. Consummation of the transaction is subject to customary conditions to closing, including receipt of regulatory approvals. The acquisition is anticipated to close on or about March 24, 2005.

Other—The Company has outstanding standby letters of credit of $340,000, of which $308,244 was pledged at December 31, 2004 to satisfy margin requirements with the Options Clearing Corporation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 19, 2005

National Financial Services LLC
2 Seaport Lane ZE7F
Boston, Massachusetts 02210

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC ("NFS") and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated January 19, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by NFS (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by NFS in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including NFS' control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP